Valeo

RECEIVED

2004 JUN -3 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, May 17, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

04030529

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed the translation of the notice which we published following our recent Shareholders' meeting.

Yours faithfully,

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

Rémy Dumoulin
Financial Relations Director

Encl. 1

VALEO

(Courtesy translation)

French joint-stock company (société anonyme) with a Board of Directors and a share capital of 246,401,184 euros.
Registered office: 43 rue Bayen, 75848 Paris Cedex 17, France.
Registered at the Paris Companies Registry under number 552 030 967 – APE : 343 Z
Fiscal year : January 1 to December 31.

The annual financial statements at December 31, 2003 as well as the draft earnings allotment schedule published in the French gazette ("Bulletin des Annonces Légales obligatoires") on March 8, 2004 were approved by the Ordinary General Stockholders' Meeting on April 5, 2004.